January 28, 2010

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, DC  20549-3628
Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	Birner Dental Management Services, Inc. Form 10-K Filed March 30, 2009 File No. 000-23367 Schedule 14A Filed April 24, 2009 Supplemental Response Letter Dated November 17, 2009

Ladies and Gentlemen:

Birner Dental Management Services, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated December 10, 2009, to Frederic W.J. Birner, Chief Executive Officer of the Company, regarding the Form 10-K for the fiscal year ended December 31, 2008, the Definitive Proxy Statement on Schedule 14A filed April 24, 2009 and our Supplemental Response Letter dated November 17, 2009, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition

1.	Comment: We reviewed your response to our prior comment one. Your response did not address our comment, thus the comment will be reissued. Please address the following:

United States Securities and Exchange Commission
January 28, 2010

a.  In your response, you state that your billing and collections process is “standard.”  Please explain to us what you mean by “standard” and revise to provide a detailed discussion of your practices and procedures relating to billings and collection.

b.  State if your billing system generates contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made.  If an estimate is made, state what factors are considered in determining the estimate.

c.  Disclose your policy for collecting co-payments.

Response:

We will revise our disclosure in our future Forms 10-K to add the following language:

Substantially all of the Company’s patients are insured under third-party payor agreements. The Company’s billing system generates contractual adjustments for each patient encounter based on fee schedules for the patient’s insurance plan.  The services provided are attached to the patient’s fee schedule based on the insurance the patient has at the time the service is provided.  Therefore, the revenue that is recorded by the billing system is based on insurance contractual amounts. Additionally, each patient at the time of service signs a form agreeing that the patient is ultimately responsible for the contracted fee if the insurance company does not pay the fee for any reason.

The Company’s policy is to collect any patient co-payments at the time the service is provided. If the patient owes additional amounts that are not covered by insurance, Offices collect by sending monthly invoices, placing phone calls and sending collection letters.  Patient accounts receivable in excess of $50 that are over 120 days and that appear are not collectible are written off as bad debt and sent to collections.

Results of Operations, page 27

2.
Comment:  We note your response to comment two and your proposed disclosures indicating that you use Adjusted EBITDA as both a financial performance measure and a liquidity measure.  Your proposed disclosures do not provide sufficient detail regarding the use of Adjusted EBITDA and did not address all of the issues indicated in our prior comment.  With regard to your use of Adjusted EBITDA as a performance measure, please address the following issues or revise to remove Adjusted EBITDA as a performance measure.

•
Clarify how the use of Adjusted EBITDA (i.e. elimination of stock-based compensation) is consistent with Question 8 of the SEC’s release entitled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and if management believes the eliminated item will disappear or become immaterial within a near-term finite period.

United States Securities and Exchange Commission
January 28, 2010

•	Disclose the manner in which management uses Adjusted EBITDA to conduct or evaluate its business.
•	Disclose the economic substance behind management’s decision to use Adjusted EBITDA.
•	Disclose the material limitations associated with use of Adjusted EBITDA as compared to the use of the most directly comparable GAAP financial measure.
•	Disclose the manner in which management compensates for these limitations when using Adjusted EBITDA.
•	Disclose the substantive reasons why management believes Adjusted EBITDA provides useful information to investors.

Response:  We have reviewed Item 10(e) of Regulation S-K and the applicable Compliance & Disclosure Interpretations ("C&DIs") dated January 15, 2010, which were issued by the Commission after these comments were issued. In particular, we reviewed Question 102.03, which replaces Question 8  of the SEC’s release entitled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (the “FAQs”).  The answer to Question 102.03 states in part “The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.”  The Company understands from recent Staff presentations that the Staff issued the CD&Is in order to make sure the C&DIs do not require obligations beyond those of  Regulation G and Item 10(e) of Regulation S-K. The Company believes it is appropriate to include Adjusted EBITDA in its filings with the Commission, that the adjustments it makes to exclude stock-based compensation expense from EBITDA are appropriate under Item 10(e) of Regulation S-K and consistent with those of other peer companies. As a result, the Company believes that its current disclosures regarding Adjusted EBITDA in its existing Exchange Act reports are adequate and comply with the requirements of  Item 10(e) of Regulation S-K and Question 102.03 and other applicable CD&Is.

3.	Comment: In connection with the comment above, we also note that you use Adjusted EBITDA to test compliance with your debt covenants. Please address the following issues:
•
Provide us with the specific reference to the credit agreement that requires the presentation of this measure and when such agreement was filed.  If this agreement was not required to be filed, please provide us with a courtesy copy of such agreement.

•	Disclose the materiality of the debt agreement and the covenant itself.
•	Disclose the amount or limit required for compliance with the covenant.
•	Disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.
•	Reconcile this liquidity measure (i.e. Adjusted EBITDA) to cash flows from operations.

United States Securities and Exchange Commission
January 28, 2010

For guidance, refer to Question 10 of the SEC’s release entitled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Response:  We have reviewed Question 102.09 of the CD&Is, which replaces Question 10  of the SEC’s release entitled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” We believe that Question 102.09 addresses a situation where an issuer must include a non-GAAP measure prohibited by Item 10(e) because it contains an exclusion of an item that must be settled in cash. The Company excludes stock-based compensation expense from EBITDA in computing Adjusted EBITDA. Stock-based compensation expense is not an item that must be settled in cash. As a result, we do not believe that Question 10 of the FAQs or Question 102.09 of the CD&Is applies to the Company’s Adjusted EBITDA disclosure.

We also note that the answer to Question 102.09 states in part “if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity, then the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A.” For reference, the Company filed the credit agreement as Exhibit 10.43 to the Company’s Form 10-K for the year ended December 31, 2003 and thereafter has filed several amendments to the credit agreement. The Company’s management does not believe the Company is required to disclose the measure as calculated by the debt covenant in the credit agreement as part of its MD&A because it does not believe that information about the covenant is material to an investor's understanding of the Company's financial condition and/or liquidity. The Company confirms to the Staff that the test for Adjusted EBITDA under the credit agreement as amended is the same as Adjusted EBITDA as defined in the discussion thereof.

4.
Comment:  In connection with our comments above, we also note that management uses Adjusted EBITDA as an indicator of whether your operations are able to produce sufficient operating cash flow to fund your working capital needs (i.e. a liquidity measure).  If you continue to believe Adjusted EBITDA is a liquidity measure, revise to present management’s analysis of this liquidity measure for all periods presented within the Liquidity and Capital Resources section of your filing.

Response: If the Company believes that Adjusted EBITDA is a liquidity measure, the Company will discuss Adjusted EBITDA within the Liquidity and Capital Resources section of its future filings.

United States Securities and Exchange Commission
January 28, 2010

Liquidity and Capital Resources, page 33

5.
Comment:  We note your response to our prior comment three.  Please confirm in future filings, including any amendments to this Form 10-K, that you will revise your disclosures to include the verbiage stated in your response.

Response:  We confirm that we will include more detailed language regarding collections in our future Form 10-K filings. The language is included in the response to comment 1 above.

Financial Statements

Reclassification and Correcting Entries, page 62

6.
Comment:  We note your response to our prior comment 5.  Your response did not address our comment, thus the comment will be reissued.  We note on April 1, 2008 and July 1, 2008, respectively, you retroactively restated your financial statements to reclassify (i) dentist and hygiene contract labor expenses from clinical salaries and benefits to net revenue and (ii) dental assistant wages from clinical salaries and benefits to net revenue.  Please (i) provide us with your basis under GAAP for making various reclassifications from clinical expenses to net revenue and (ii) clarify how your current presentation is preferable.  In your response, please provide an analysis of how you considered FASB ASC 250-10-45.  If you conclude this reclassification was a correction of an error, please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7.

Response:  As we discussed with the Staff on January 21, 2010, the Company plans to change its presentation of revenue in its 2009 Form 10-K, including adjusting the 2008 and 2007 financial presentation to be consistent with 2009. Instead of reporting revenue net of  dentist, hygienist, and dental assistants compensation, revenue will be shown only net of deductions for contractual allowances. Dentist, hygienist and dental assistants compensation will be included with clinical salaries and benefits within operating costs on the income statement. This change is being made pursuant to additional analysis we and our auditors have made regarding consolidation under the rules for entities controlled by contract compared to consolidation of variable interest entities (VIEs). The change will have no effect on income from operations, net income, shareholders’ equity or the balance sheet. As further discussed below, information in the form to be presented beginning with the 2009 Form 10-K has been regularly  disclosed in prior reports in the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition and has been disclosed in earnings releases.

As a result of this change, the costs to which comment 6 pertains  will no longer be presented with revenue.

United States Securities and Exchange Commission
January 28, 2010

History, Background and Analysis of VIE Rules

The Company  manages its dental offices through  long term management agreements (“Management Agreements”) with each of the Professional Corporations (“PCs”). The Company  currently manages 64 dental offices and derives substantially all of its revenue from the Management Agreements with the PCs. The equity of the PCs is not owned by the Company, but rather is owned by a dentist or dentists. For most of the PCs, the equity is held by an officer and director of the Company who also is a dentist.

The Company  historically has consolidated the PCs’ results of operations under the guidance related to entities controlled by a contract (ASC Topic 810 Subtopic 10, previously EITF 97-02: Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements), and in accordance with Commission guidance in Current Issues and Rulemaking Projects 11-98 (“CIRP 11-98”). Using this guidance, we have historically consolidated all aspects of the PCs, except for revenue which was reported net of dentist, hygienist and dental assistants’ compensation.

ASC Topic 810-10-05 indicates that consolidation under entities controlled by contract would only be followed if VIE accounting is not appropriate. Under this guidance, the Company first  must conclude whether the PCs are VIEs (and if the Company is the primary beneficiary) before considering whether the PCs should be consolidated under contractual control. Any legal entity is subject to consolidation as a VIE if either of the two conditions described in ASC Topic 810-10-05 exist. The conditions are:

1. The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

2. As a group, the holders of the equity investment at risk lack any one of the following characteristics of a controlling financial interest:

A. The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Equity investors as a group are considered to lack this characteristic if both of the following conditions are present:

•  The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both; and

United States Securities and Exchange Commission
January 28, 2010

•  Substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

B. The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity.

C.  The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

In accordance with the Management Agreements, the Company receives the gross revenue of the PCs, less: 1) any dentist, hygienist and dental assistant compensation, 2) interest and principal repayments of loans made to the PCs by the Company, and 3) rents and other payments by the PCs to the Company under a sublease. We are responsible for any “Center Expenses” incurred during the term of the Management Agreement, which include, without limitation: salaries, benefits, and other direct costs of Company employees at the office, direct costs of all employees or consultants of the Company who provide services to or in connection with the office, other expenses we incur in carrying out our obligations under the Management Agreements.

Dentist, hygienist and dental assistants compensation, while legally paid before funds are distributed to the Company, are determined via employment agreements. In some cases, the dentist employment agreements provide for some variability in compensation related to their performance commensurate with the services they perform. In addition, the VIE Subsection of ASC 810-10 does not apply to arrangements with individuals.

The Management Agreements with the PCs are non-cancelable. The Management Agreements prohibit the owner from transferring or pledging the shares in the PCs except to parties approved by the Company who agree to be bound by the terms of the agreements. If a dentist desires to sell his or her equity in a PC, the Company has a right of first refusal. Even if the right of first refusal is not exercised, the equity has de minimis value because all revenue less compensation of dentists, hygienists and dental assistants and the other expenses discussed above,  is paid to the Company under the Management Agreement.

United States Securities and Exchange Commission
January 28, 2010

Through the Management Agreements, we have the right to make decisions about the PCs’ activities that have a significant effect on the success of the PCs.  However, we do not make any decisions with regard to patient care, which are exclusively determined by the dentists, hygienists and dental assistants. Although in most cases an officer, director or other related party to the Company holds all of the voting rights of the PCs, we do not consider voting rights to be a material attribute of our relationship with the PCs or the dentists. In cases where a related party does not hold voting rights (currently in three of the 64 PCs), we have an irrevocable proxy to vote 50% of the shares, and a right to appoint 50% of the directors of the PC.  Unanimous voting of directors is required for all decisions that do not involve patient care. Because we make all the decisions other than those that involve patient care, and considering the right of first refusal that we hold, the determination of voting rights is not a material factor in determining if the PCs are VIEs or in determining who the primary beneficiary is. The PCs are thinly capitalized and lack the ability to finance their activity without additional subordinated financial support from the Company. Pursuant to the Management Agreements, the Company and not the equity holders absorb or receive a majority of the PCs’ losses or residual returns.

Based on the Company’s analysis of the foregoing, and after consultation with its outside auditors and the Audit Committee, the Company has concluded that VIE accounting is appropriate.

Analysis of Primary Beneficiary

A variable interest is a contractual, ownership, or other financial interest in an entity that changes with the changes in the entity’s asset value. The Company has the right to absorb or receive a majority  of the expected losses or residual returns created by the PCs. Therefore, the Company is the primary beneficiary of the PCs.

Analysis of Non-Controlling Interest/Minority Interest

At the request of the Staff in our conference call, we also considered if any non-controlling interest (or minority interest in prior years) should be recorded. As mentioned above, dentists are compensated for their services as dentists, and their compensation should be reflected as such in the financial statements. We do not believe that their compensation, or any other attribute, reflects any non-controlling ownership interest in the PCs.

Correction of an Error

Based on the above analysis, the Company has concluded that it should have been presenting its revenue (less any contractual adjustments) and dentist, hygienist and related expenses separately subsequent to the date that the VIE rules became effective for the Company, which was  as of December 31, 2004. Therefore, the Company considers this to be a correction of an error.

United States Securities and Exchange Commission
January 28, 2010

Materiality

We do not consider our change to VIE accounting to be a material change.  We are furnishing to the Staff supplementally a memorandum that discusses the Company’s materiality analysis under ASC Topic 250, SAB 99 and applicable case law. Among other things, information in the form to be presented beginning with the 2009 Form 10-K has been regularly  disclosed in prior reports in the financial statements, in Management’s Discussion and Analysis of Results of Operations and Financial Condition and in the Company’s earnings releases. In our most recent annual report, the gross revenue and dental expenses were shown as a note directly on the face of the income statement. The change will have no effect on income from operations, net income, shareholders’ equity or the balance sheet and will not affect the calculation of Adjusted EBITDA. The Company has concluded that the correction does not significantly alter the total mix of information available to a reasonable investor and that the correction therefore is not material. The Company has consulted with its outside securities counsel in connection with this matter and has reviewed these conclusions with the Audit Committee and its independent auditors, who concur in the conclusions.

Treatment

In our annual report on Form 10-K for the year ended December 31, 2009, we will disclose revenue, net of contractual allowances, and we will treat the expenses that were part of net revenue within the existing line item clinical salaries and benefits in operating expenses. This change will be made for all periods presented. We will also provide the necessary disclosures in accordance with ASC Topic 250 Subtopic 10. We are providing to the Staff supplementally the Company’s income statements for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2008 and 2009 as they are currently constituted and as they would be presented as a result of this change.

Schedule 14A, filed April 24, 2009

Related Party Transactions, page 9

7.
Comment: We note your response to comment seven from our letter dated October 20, 2009.  However it appears that Birner Dental received a significant amount of revenues from the 51 offices owned by Mr. Birner.  Therefore, it is unclear how this arrangement does not exceed $120,000.  In addition, it was unclear from your response and disclosure whether Dr. Birner receives any fees or payments from your professional corporations for services rendered.  If not, please clarify.  If so, please advise how you have considered the requirements of 404(d) as they relate to such payments.

Response: Dr. Mark Birner does not receive any fees, payments or other compensation or remuneration from the Company or the professional corporations for services rendered to the professional corporations.  Therefore, Item 404(d) of Regulation S-K does not apply.

United States Securities and Exchange Commission
January 28, 2010

Other Exchange Act Reports

8.	Comment: Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

Response:  Our future Exchange Act reports will comply, as necessary, with the comments above.

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me or Dennis Genty at (303) 691-0680.  Thank you again for your time and consideration.

Very truly yours, /s/ Frederick W.J. Birner Frederic W.J. Birner, Chief Executive Officer